## Contact

www.linkedin.com/in/j-thesinger-man (LinkedIn)

## Top Skills

Business Reviews
Tactical Training
Revenue Management

## Certifications

Web Security Associate
ITIL
CompTIA Network+
CompTIA Certified IT Operations Specialist (CIOS)

## Honors-Awards

Omnicron Sigma Sigma - National Honor Society
PARTNER OF THE MONTH AWARD (09/2023) AT&T PARTNER SOLUTIONS
CONNECTION AWARD (10/2023 TO 12/2023) AT&T
3X PRESIDENT'S CLUB AWARD WINNER (2005 TO 2013) AT&T
12X QUARTERLY SALES AWARD WINNER (2005 TO 2013) AT&T

## Patents

Systems and Methods for Multi-Domain Disruption Signal Fusion, Correlation, Forecasting, and Digital-Twin Modeling of Global Stability

# Josh S.

Sales Coach | AI Developer | Lecturer | 2x Author | Patents
United States

## Summary

I bring a wealth of experience in sales and channel development within the telecommunications industry. My career has been marked by a relentless pursuit of excellence, demonstrated through my proven record of driving significant revenue growth and pioneering transformative business strategies. My expertise extends to market diversification, team leadership, and technology innovation in the dynamic landscape of telecommunications and data centers.

At the forefront of emerging tech and market strategies, I have played a pivotal role in AT&T's $35M revenue growth and the development of patents projected to generate $2.6B over the next decade. Recognized for my analytical and forward-thinking approach, I have been a driving force in the evolution of sales and marketing channels, showcasing a commitment to operational excellence and strategic partnerships. My track record reflects an ability to effectively lead cross-functional teams and implement cutting-edge solutions, ensuring sustained business growth and market leadership.

Beyond technical prowess, my leadership style is characterized by compassion and motivation. I excel in cultivating robust relationships with stakeholders, leading high-performance teams, and driving organizational change. I pride myself on striking a delicate balance between innovation, strategic planning, and team development.
As a visionary executive, I am dedicated to not only achieving business objectives but also fostering an environment of continuous learning and collaborative problem-solving in the fast-paced telecommunications industry.

A few of my accomplishments follow:

• Led the development of AT&T's Paid Search Strategy, significantly enhancing online market visibility.

• Selected for the Chief Security Office Staff Rotation at AT&T, gaining invaluable security insights.
• Orchestrated major sales training overhauls as multiple firms throughout my career.
• Managed marketing analytics and sales strategies at AT&T, NTT, and INAP, driving substantial market impact.

"Success is not the key to happiness. Happiness is the key to success. If you love what you are doing, you will be successful." - Albert Schweitzer

## Experience

### Vitamin Supply Center
Founder
January 2004 - Present (22 years 10 months)

Vitamin Supply Center is more than a supplement shop — it's the culmination of decades of holistic wellness, family legacy, and a personal transformation that proves clean living works.

### Signal Command AI
Founder / Builder
September 2025 - Present (1 year 2 months)

Founded and built SignalCommand.AI (a Starship Holdings company), a multi-domain intelligence fusion platform that brings together millions of signals across maritime, air, cyber, energy, weather, commodities, and space into a single live operating picture. Designed the platform end to end, from source ingestion and normalization through a unified geospatial fusion core, analytics for convergence detection, forecasting, and deception scoring, and delivery through a live map, exportable reports, an API, and real-time alerts. The platform helps operators spot where independent signals converge, from dark vessels loitering over subsea cables to grid stress and hazards threatening critical infrastructure, so they can act before events unfold.

### Off Course Consulting
Advisory Board
April 2024 - Present (2 years 7 months)
Atlanta, Georgia, United States

Collaborates with the Board to develop innovative strategies to drive revenue growth and enhance customer experience.

### Sales Faucet

**Founder and CEO**

January 2026 - Present (10 months)

Founded SalesFaucet.ai and designed its AI-powered lead intelligence platform, built to make sophisticated sales intelligence accessible to businesses of all sizes. Led the platform build from concept through launch, bringing together contact extraction and enrichment, real-time buying signals, and AI-driven prospect discovery into a single product. The result gives sales teams a faster, more affordable way to identify and pursue opportunities than traditional data providers, with a model designed to scale across subscriptions, channel partners, and data access.

### Access | Information Management

**Director Consultant**

April 2024 - Present (2 years 7 months)

Bridging industry and academia to help organizations modernize their information ecosystems through secure, cloud-based architectures and evidence-driven decision models. Advises on digital transformation, workflow optimization, and data governance aligned with best practices in cybersecurity and business intelligence.

### AT&T

**Lead Market Development Management**

April 2022 - May 2024 (2 years 2 months)

Atlanta, Georgia, United States

Successfully developed go-to-market strategies and collaborated with cross-functional channel teams to enhance indirect channel distribution effectiveness and operational excellence. Collaborated with capture management teams to train 3rd party Technology Distributor or Channel Partners via T3/Train the Trainer. I also drove analytics to inform strategic decisions, crafting digital strategies like the Paid Search Strategy for AT&T Business, and served as a Cyber and GRC SME to channel and alliance partners to strengthen cybersecurity measures through training. Additionally, I leveraged AI capabilities to improve training and communication, aligning well with the needs of the Operations & Channel Strategy team.
Highlights of accomplishments in this role include:

• Selected as 1 out of 100 MBA and AI expert applicants by the Chief Security Office for crafting a whitepaper on governance, risk, and compliance.
• Facilitated the training using Large Language Models to launch the internal Chat-GPT4 platform, resulting in significant operational improvements.
• Contributed to AT&T's realization of $35M in net new revenue through the implementation of strategies outlined in the 100+ page whitepaper.
• Co-authored 20+ patent disclosures with the Chief Security Office in 2023, projected to generate $2.6B in revenue over the next decade.

### DC Partner Services LLC
#### Principal Owner
March 2018 - April 2024 (6 years 2 months)

• Established and expanded a channel partners agency specializing in IaaS, PaaS, and Cybersecurity services.
• Formed key partnerships with suppliers to broaden offerings in cloud computing and cybersecurity.
• Onboarded clients contributing to significant monthly recurring revenue, ensuring financial growth and stability.

### Internap Corporation (INAP)
#### Channel Head - Cloud & Data Centers
April 2016 - March 2018 (2 years)
Atlanta, Georgia, United States

Formulated innovative marketing strategies to accelerate brand visibility and engagement. Guided the Sales team toward realizing targeted goals by setting clear expectations and providing continuous feedback. Arranged regular team meetings to encourage idea sharing and monitor project progress. Teamed up with ISVs, VARs, Brokers, and their agents to expand network reach and foster business growth. Integrated effective coaching methods for skill development of junior and senior team members.
Highlights of accomplishments in this role include:
• Championed a $90M net incremental revenue increase over 2 years by optimizing Lead Gen Staff and sales strategies.
• Drove substantial improvement in contract quality and revenue generation through the overhaul of Master Agreements.
• Enhanced partnership engagement and satisfaction via strategic relationship building with key industry players.
• Enabled a 25% increase in client retention rate by focusing on trust-building and consistent value delivery.

## NTT America

### RVP of Sales - Data Center Services

April 2014 - April 2016 (2 years 1 month)

Washington DC-Baltimore Area

Navigated teams to boost productivity and career growth among junior and senior team members. Conducted regular team meetings to track project progress and facilitate idea exchange. Engaged in continuous learning about product updates and pricing strategies for effective sales. Identified and converted potential clients into actual customers via strategic sales approaches. Negotiated contract terms and prepared sales agreements to secure profitable deals. Focused on selling IT services to existing clients, ensuring their loyalty. Built strong customer relationships through effective communication and trust-building.

Highlights of accomplishments in this role include:

• Attained an $18M net incremental revenue increase over 2 years by leading the Professional Services Department.

• Established a new call center, resulting in its successful acquisition after one year.

• Expanded corporate presence by delivering persuasive presentations to large, diverse audiences.

## AT&T

### Sr. Sales Program Manager

July 2004 - June 2014 (10 years)

Cerritos, California, United States

Orchestrated strategic operations to amplify sales performance in the mobility sector. Supervised third-party sales centers, ensuring quality and efficiency in service delivery. Directed a team of eight, fostering a collaborative and results-driven work environment. Organized training programs for new device sales, elevating team expertise and customer satisfaction. Spearheaded initiatives to increase feature and accessory attachment rates, bolstering overall sales metrics.

• Launched new sales initiatives, leading to a marked improvement in customer engagement.

• Enhanced team performance by 150% via comprehensive training and development programs.

• Elevated sales figures significantly through targeted strategies in feature and accessory attachments.

- Key Contributor Award Winner 2007
- Key Contributor Award Winner 2008

- Key Contributor Award Winner 2009
- Key Contributor Award Winner 2010

3 x President's Club Winner